Exhibit 99.1

Ayr Wellness Brings Award-Winning Cannabis Brand LIT To Massachusetts

LIT is a culmination of decades of West Coast breeding and cultivation brought to the Northeast by Ayr

MIAMI, August 4, 2022 -- Ayr Wellness Inc. (CSE: AYR.A, OTCQX: AYRWF) (“Ayr” or the “Company”), a leading vertically integrated U.S. multi-state cannabis operator (“MSO”), announced that it has expanded its extensive branded-product portfolio with the award-winning flower brand, LIT.

LIT originally launched in Nevada, produced by six-time Jack Herer Cup winning cultivators Tahoe Hydroponics Company (“Tahoe Hydro”), and is now available for wholesale and retail purchase in Massachusetts. Ayr will launch LIT in additional states in the coming weeks and months.

Through LIT, Ayr is bringing the best of the West to the East Coast, with award-winning and innovative genetics cultivated by one of the country’s most respected cannabis breeders. LIT has made its name with consumers through its extensive library of well-known and unique strains with nuanced flavors and aromas, including Sour Cream, Mac Motor and LIT flagship strains Bubble Bath, WAP 27, and Temptation.

“LIT flower is a testament to our commitment to taking the best ingredients - facilities, people, genetics - and cultivating excellent cannabis at scale throughout our organization,” said Jonathan Sandelman, Founder and CEO of Ayr Wellness. “Our organization has more cultivation talent than ever, including the Tahoe Hydro team that joined forces with Ayr in February of this year, which has helped lift quality across our entire footprint, as well as introduce new offerings like LIT to delight our customers.”

“Ayr has demonstrated a commitment to quality flower by building some of the most advanced cultivation facilities in the country and by infusing its organization with talent from the Tahoe Hydro team. Having the right people in place provides the perfect platform for growing the award-winning genetics we’ve bred over the past decade,” said Ray Schiavone, co-founder of LIT and Tahoe Hydro. “Every day, we’re finding new ways to create and innovate varietals for consumers to experience LIT flower and we look forward to bringing that experience to cannabis customers across the United States through Ayr’s rapidly growing footprint.”

The launch of LIT comes on the heels of Ayr’s recent retail store openings in Greater Boston including an AYR location in Back Bay, located at 827 Boylston St. in Boston, and an AYR location in Watertown, located at 48 N. Beacon St., in Watertown. To learn more about Ayr’s presence in Massachusetts visit https://www.ayrmassachusetts.com.

Forward-Looking Statements

Certain information contained in this news release may be forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are often, but not always, identified by the use of words such as “target”, “expect”, “anticipate”, “believe”, “foresee”, “could”, “would”, “estimate”, “goal”, “outlook”, “intend”, “plan”, “seek”, “will”, “may”, “tracking”, “pacing” and “should” and similar expressions or words suggesting future outcomes. This news release includes forward-looking information and statements pertaining to, among other things, Ayr’s future growth plans. Numerous risks and uncertainties could cause the actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking statements, including, but not limited to: anticipated strategic, operational and competitive benefits may not be realized; events or series of events, including in connection with COVID-19, may cause business interruptions; required regulatory approvals may not be obtained in a timely manner or at all; inflationary pressures may increase input costs; supply chain issues may hamper production and distribution; scientific research regarding cannabis is still in its early stages and is subject to change as further research is completed; state laws may restrict or prevent inter-state commerce in cannabis products; acquisitions may not be able to be completed on satisfactory terms or at all; and Ayr may not be able to raise needed additional debt or equity capital. Among other things, Ayr has assumed that its businesses will operate as anticipated, that it will be able to complete acquisitions on reasonable terms, and that all required regulatory approvals will be obtained on satisfactory terms and within expected time frames. Forward-looking estimates and assumptions involve known and unknown risks and uncertainties that may cause actual results to differ materially. While Ayr believes there is a reasonable basis for these assumptions, such estimates may not be met. These estimates represent forward-looking information. Actual results may vary and differ materially from the estimates.

About Ayr Wellness Inc.

Ayr is an expanding vertically integrated, U.S. multi-state cannabis operator. Based on the belief that everything starts with the quality of the plant, the Company’s mission is to cultivate the finest quality cannabis at scale and deliver remarkable experiences to its customers every day.

Ayr’s leadership team brings proven expertise in growing successful businesses through disciplined operational and financial management, and is committed to driving positive impact for customers, employees and the communities they serve. For more information, please visit www.ayrwellness.com.

Company/Media Contact:

Robert Vanisko

VP, Corporate Communications

Email: robert.vanisko@ayrwellness.com

Investor Relations Contact:

Sean Mansouri, CFA

Elevate IR

T: (720) 330-2829

Email: IR@ayrwellness.com